UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PRETIUM RESOURCES INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	Not applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

570 Granville Street, Suite 1600 Vancouver, British Columbia	V6C 3P1
(Address of principal executive offices)	(Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): 333-_____

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

On April 5, 2012, pursuant to a Shareholder Rights Plan Agreement (the “Shareholder Rights Plan” or the “Agreement”), dated as of April 5, 2012, by and between Pretium Resources Inc. (“Pretium” or the “Company”) and Computershare Investor Services Inc., as Rights Agent (the “Rights Agent”), the Board of Directors of Pretium (the “Board of Directors”), declared a dividend to shareholders of Pretium (the “Shareholders”) of one right (a “Right”) for each outstanding common share of the Company (the “Common Shares”) outstanding on April 5, 2012 (the “Record Time”) and Common Shares and other shares of capital stock or voting interests of the Company entitled to vote generally in the election of directors (collectively with the Common Shares, the “Voting Shares”) issued after the Record Time and prior to the Separation Time (as defined below).  After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price (as defined below).

The summary of the Shareholder Rights Plan set out herein only includes the material terms and conditions of the Shareholder Rights Plan. The summary is qualified by and is subject to the full terms and conditions of the Shareholder Rights Plan.  The Shareholder Rights Plan is subject to confirmation by a meeting of Shareholders to be held before the date that is six months after the date of the Agreement. Capitalized terms used but not otherwise defined herein will have meanings given such terms in the Shareholder Rights Plan.  A copy of the Shareholder Rights Plan is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Trading of Rights

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights will not be sent to Shareholders. Certificates for the Voting Shares issued after the effective date of the Shareholder Rights Plan will contain a notation incorporating the Shareholder Rights Plan by reference. Until the Separation Time, or earlier termination or expiry of the Rights, the Rights are evidenced by and transferred with the associated Voting Shares. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated Voting Shares. The initial “Exercise Price” under each Right in order to acquire a Common Share is equal to three times the market price from time to time of the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which, unless waived or deferred by the Board of Directors in the instances permitted by the Shareholder Rights Plan, is generally the close of business on the tenth trading day after the earliest to occur of:

(a)
a public announcement (including a report filed pursuant to any applicable securities laws) of facts by the Company or an Acquiring Person (as defined herein) indicating that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Voting Shares (i.e. become an “Acquiring Person”) other than as a result of, among other things, (i) a reduction in the number of Voting Shares outstanding, (ii) a “Permitted Bid” (as defined below), (iii) an “Exempt Acquisitions” (as defined below), (iv) an acquisition by a person of Voting Shares pursuant to a stock dividend or other “Pro Rata Acquisition” (as defined in the Shareholder Rights Plan); or (v) an acquisition by a person of Voting Shares upon the purchase, exercise, conversion or exchange of a security issued by the Company and received by a person pursuant to (ii), (iii) or (iv), above, carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Shares (“Convertible Securities”);

(b)
the date of commencement of, or the first public announcement of the current intention of any person (other than Pretium or any of its subsidiaries) to commence, a take-over bid (other than a Permitted Bid or a “Competing Permitted Bid” (as defined below)) where the Voting Shares and/or Convertible Securities subject to the bid, together with the Voting Shares (including all Voting Shares that may be acquired upon all rights of exercise, conversion or exchange attaching to the other securities) beneficially owned by that person (including affiliates, associates and others acting jointly or in concert therewith), would constitute in the aggregate 20% or more of the outstanding Voting Shares and/or Convertible Securities; and

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable.

An “Exempt Acquisition” would include the acquisition of Voting Shares (i) in respect of which the Board of Directors has waived the application of the Shareholder Rights Plan, or (ii) pursuant to a Dividend Reinvestment Plan (as defined in the Shareholder Rights Plan).

An Acquiring Person does not include a holder of 20% or more of the outstanding Voting Shares at the Record Time (a “Grandfathered Person”), provided that such Grandfathered Person does not acquire additional Voting Shares constituting more than 1.0% of the outstanding Voting Shares other than through one of the exemptions set out in the Shareholder Rights Plan.

Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be distributed to the holders of record of Rights as of the Separation Time and the Rights Certificates alone will evidence the Rights.

When Rights Become Exercisable

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price.  Following a transaction or event which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares that have an aggregate market value (as of the date of the Flip-in Event) equal to twice the Exercise Price (as of the Separation Time) of the Rights for an amount in cash equal to such Exercise Price.  In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or certain transferees or other successors of any such person, will be void.

Permitted Bids

The Shareholder Rights Plan includes a “Permitted Bid” concept whereby a take-over bid will not trigger a separation of the Rights (and will not cause the Rights to become exercisable) if the bid meets certain conditions. A “Permitted Bid” is defined as an offer to acquire Voting Shares made by means of a take-over bid circular where the Voting Shares and/or Convertible Securities subject to the offer, together with Voting Shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and others acting jointly or in concert therewith), constitute 20% or more of the outstanding Voting Shares and that also complies with the following additional provisions:

(i)	the bid must be made to all the holders of Voting Shares of Pretium, other than the offeror; and

(ii)
the bid must also contain the following irrevocable and unqualified conditions: (A) no Voting Shares and/or Convertible Securities shall be taken up or paid for (1) prior to the close of business on the 60th day following the date of the bid and (2) at the close of business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such bid, more than 50% of the Voting Shares and/or Convertible Securities held by Independent Shareholders (as defined below) have been deposited or tendered pursuant to the bid and not withdrawn; (B) Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to the bid, unless such bid is withdrawn at any prior close of business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such bid,; (C) Voting Shares and/or Convertible Securities deposited or tendered pursuant to the bid may be withdrawn until taken up or paid for; and (D) if the deposit condition referred to in (ii)(A)(2) above is satisfied, the offeror will extend the bid for deposit and tenders of Voting Shares and/or Convertible Securities for not less than 10 business days from the date such extension is publicly announced.

“Independent Shareholders” is defined generally as holders of outstanding Voting Shares excluding any (i) Acquiring Person, (ii) Offeror (as defined in the Shareholder Rights Plan), (iii) affiliate or associate of such Acquiring Person or Offeror, (iv) persons acting jointly or in concert with such Acquiring Person or Offeror, and (v) employee benefit plan, share purchase plan or certain other plans or trusts for employees of Pretium or its wholly-owned subsidiaries, unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Voting Shares.

Competing Permitted Bids

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid or another Competing Permitted Bid has been made and prior to expiry, termination or withdrawal of such Permitted Bid or Competing Permitted Bid that satisfies all of the components of the definition of a Permitted Bid, except that it must remain open for acceptance until at least the later of (i) 35 days after the date of the bid and (ii) 60 days after the date of the earliest other Permitted Bid or Competing Permitted Bid that preceded such Competing Permitted Bid that is then outstanding for the Voting Shares and/or Convertible Securities, and then only if, at the close of business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such bid, more than 50% of the Voting Shares and/or Convertible Securities held by Independent Shareholders have been deposited or tendered pursuant to the bid and not withdrawn.

Redemption and Waiver

Under the Shareholder Rights Plan, the Board of Directors can, at any time prior to a Flip-in Event, waive the application of the Shareholder Rights Plan to enable a particular Flip-in-Event (i) which occurs as a result of a take-over bid circular sent to all holders, in which case the Shareholder Rights Plan will be deemed to have been waived with respect to any other take-over bid as a result of a take-over bid circular sent to all shareholders or (ii) which occurs other than as a result of a take-over bid circular sent to all holders, with the prior approval of the holders of Voting Shares.

Under the Shareholder Rights Plan, the Board of Directors can with the prior approval of the holders of Voting Shares or Rights, as the case may be, redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right at any time prior to a Flip-in-Event. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition.

Protection Against Dilution

The Exercise Price, the number and kind of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, or issuance to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Form of Resolution and Vote Required

In order to remain effective, the Shareholder Rights Plan must be approved by a majority of the votes cast by all Independent Shareholders at a meeting of the Shareholders to be held before the date that is six months after the date of the Agreement.

Item 2. Exhibits.
Exhibit Number	Description of Exhibit

4.1	Shareholder Rights Plan Agreement, dated as of April 5, 2012, by and between the Company and Computershare Investor Services Inc., as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 7, 2012
PRETIUM RESOURCES INC.

By:	/s/ Joseph J. Ovsenek
Name: Joseph J. Ovsenek
Title: Vice President, Chief Development Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

4.1	Shareholder Rights Plan Agreement, dated as of April 5, 2012, by and between the Company and Computershare Investor Services Inc., as Rights Agent.